Exhibit 21.1

Subsidiaries

Name	Jurisdiction	Ownership
WhiteFiber, AI, Inc.	Delaware	100%
WhiteFiber Iceland ehf	Iceland	100%
WhiteFiber HPC, Inc	Delaware	100%
Enovum Data Centers Corp.	Quebec, Canada	100%